Filed by Allarity Therapeutics, Inc.

Pursuant to Rule 425 under the Securities Act of 1933,

Subject Company: Allarity Therapeutics A/S.

Registration No.: 333-258968

Dated May 21, 2021

Press release

Allarity Therapeutics Secures Investment from 3i Fund
for Recapitalization, Transition to Listing on U.S. Nasdaq, and Advancing Pipeline of Priority Oncology Therapeutics

-	US $20 million investment by 3i Fund is conditioned upon completion of the recapitalization into a newly organized Delaware holding company (Allarity Therapeutics, Inc.) and a listing of its common stock on the U.S. Nasdaq Stock Market

-	The recapitalization and reorganization with a Delaware holding company is subject to the approval of the Company’s shareholders

-	Funds will support advancement to next major milestones for Allarity’s priority oncology pipeline programs, together with DRP® companion diagnostics

Hørsholm, Denmark (21 May 2021) — Allarity Therapeutics A/S (“Allarity” or the “Company”) today announced that it has entered into a definitive Securities Purchase Agreement with 3i Fund (New York, NY U.S.A.) (“3i”) for a U.S. $20 million investment (“Securities Purchase Agreement”) to support the Company’s recapitalization and reorganization (“Recapitalization”) into a U.S holding company (Allarity Therapeutics, Inc., a Delaware corporation, hereinafter “Allarity US Inc.”) and an application for listing on the U.S. Nasdaq Stock Market. The U.S. $20 million investment will be made directly into Allarity US Inc., conditioned on the terms described in this announcement. Although no assurances can be given concering the future trading price of the shares of Allarity US Inc. once listed, the investment by 3i implies a preinvestment value for Allarity US Inc. of US $80 million and a post-investment implied value of US $100 million assuming that the Recapitalization is completed. If the shares of Allarity US Inc., once listed on the US Nasdaq Stock Market, trade below US $100 million, certain market price protection provisions described below would apply that would have the effect of reducing these implied values to values closer to the future market value of Allarity US Inc.

Allarity US Inc. will initially be organized as a wholly owned subsidiary of the Company. Simultaneously with the execution of the Securities Purchase Agreement, the Company has entered into a Plan of Reorganization and Asset Purchase Agreement with Allarity US Inc. to facilitate Allarity US Inc. becoming a US holding company listed on the U.S. Nasdaq Stock Market. As part of the Recapitalization transaction, Allarity US Inc. will, either directly or indirectly through a special purpose wholly owned subsidiary, purchase all of the assets and assume all of the liabilities of the Company in exchange for shares of common stock of Allarity US Inc., which will be listed for trading on the U.S. Nasdaq Stock Market upon completion of the Recapitalization.

Allarity’s CEO Steve Carchedi noted, “We are grateful to have the investment support of 3i Fund to help transition our Company to listing on the U.S. Nasdaq, and to enable us to uphold our mission of realizing the promise of personalized medicine for cancer patients through advancing our pipeline programs and DRP® companion diagnostics. The transition of our Company from a Scandinavian microcap stock market listing to the U.S. Nasdaq, which we have been exploring through a number of paths over the past two years, is a major catalytic event for Allarity. We believe this step will enhance our ability to achieve market values more in line with our U.S. Nasdaq listed peer group, and secure the necessary financing for our future success with greater participation by institutional investors who primarily invest in U.S. listed companies.”

Allarity Therapeutics A/S   |    Venlighedsvej 1   |   2970 Hoersholm   |  Denmark CVR: 28106351  |   www.allarity.com

The number of shares of Delaware common stock to be issued in exchange for the Company’s assets will be an amount that is equal to an exchange ratio of 0.02 shares of Allarity US Inc. common stock for each ordinary share of the Company, which equates to one share of Allarity US Inc. common stock for every 50 ordinary shares of nominal DKK 0.05 each of the Company. The Allarity US Inc. common stock issued in exchange for the Company’s net assets will, as soon as practically possible, be distributed to the Company’s shareholders either by i) special dividend, ii) share exchange, or iii) liquidation proceeds, and thereafter the Company will be liquidated and dissolved. Based upon the average market price for the Company’s ordinary shares of SEK 0.85 on the First North Growth Market (Stockholm, SE), and based upon a currency conversion rate of SEK 8.5 for 1 USD, the exchange ratio would imply a current market price equivalent of $5 per share of Allarity US Inc. common stock if the common stock were listed and traded on the First North Growth Market today. While the Company believes that a listing on the U.S. Nasdaq Stock Market will provide an opportunity for the shares of common stock of Allarity US Inc. to rise to a level more in line with the Company’s US listed peer group, no assurances can be given that this will occur.

As a result of the Recapitalization transaction, Allarity US Inc. will become the parent holding company or direct holder of all of the assets and liabilities of the Company, and the Company’s shareholders, as of the completion of the Recapitalization, will own the same percentage of Allarity US Inc. as they did in the Company prior to the Recapitalization. Upon the completion of the Recapitalization, 3i will invest U.S. $20 million in Allarity US Inc. in exchange for convertible preferred stock in Allarity US Inc. at an initial fixed conversion price that would be convertible into a 20% ownership of the Allarity US Inc. shares of common stock over time, subject to anti-dilution and market price adjustments upon the occurrence of certain events and an overriding limitation that limits 3i’s beneficial ownership of Allarity US Inc. common stock to a maximum of 4.99% at any time. The remaining 80% to 95% of the outstanding share capital of Allarity US Inc. will be held by the existing shareholders of the Company as of the date the Recapitalization transaction is completed.

3i will, in addition to the convertible preferred stock in Allarity US Inc., receive warrants to purchase an additional $20 million of common stock in Allarity US Inc. at the same price as the fixed conversion price of the convertible preferred stock discussed below, subject to anti-dilution and market price adjustments upon the occurrence of certain events. Both the fixed conversion price of the preferred stock into common stock and the exercise price of the warrants could, according to the applicable anti-dilution provisions, be reduced if the trading price of the common stock to be listed on the U.S. Nasdaq Stock Market trades below the fixed conversion price of the preferred stock, if the average daily trading volume falls below certain levels, or if Allarity US Inc. issues additional common stock at a price less than the fixed conversion price.

The fixed conversion price will be set on the completion of the recapitalization by dividing the pre-investment valuation of the holding company of $80 million by the number of the Company’s ordinary shares issued and outstanding immediately before the recapitalization multiplied by 50 to reflect the exchange ratio in recapitalization and asset acquisition. Based upon the number of the Company’s shares issued and outstanding as of the date of this press release, the fixed conversion price for the conversion of the preferred stock into the common stock in the Allarity US Inc. and the exercise price of the additional warrants would be $16.5437. If the Company completes its previously announced rights offering prior to the completion of the recapitalization, the fixed conversion price will likely be substantially reduced to between $8.00 and $11.00 to reflect the increase in the number of ordinary shares issued and outstanding at the completion of the recapitalization. .. In addition, both the fixed conversion price for the conversion of the preferred stock and the exercise price of the warrants may be further reduced in the event that the average share price on the U.S. Nasdaq Stock Market falls below the fixed conversion price or the average daily trading volume falls below certain thresholds which could result in an adjusted conversion price for the preferred stock and exercise price for the warrants of between 80% to 90% of the volume weighted average share price on the U.S. Nasdaq Stock Market. Furthermore, if average daily volume in US dollars falls below US $2.5 million, a one time 8% dividend will be applied to the preferred stock which would be payable in share of common stock upon conversion. Consequently, even though the investment by 3i implies a pre-investment value for Allarity US Inc. of U.S. $80 million and a post-investment implied value of U.S. $100 million assuming that the Recapitalization is completed and the shares of Allarity US Inc. are listed for trading on the U.S. Nasdaq Stock Market, no assurances can be given that the shares of Allarity US Inc. common stock will trade at these levels or that the conversion price of the preferred stock or the exercise price of the warrants will not be reduced.

Allarity Therapeutics A/S   |    Venlighedsvej 1   |   2970 Hoersholm   |  Denmark CVR: 28106351  |   www.allarity.com

The 3i Fund investment is conditioned upon i) shareholder approval, ii) the completion of the Recapitalization, iii) acceptance of the listing application for the Allarity US Inc. common stock by the U.S. Nasdaq Stock Market and iv) an effective registration statement filed with the SEC.

The Recapitalization transaction involves the sale of all of the Company’s assets and the assumption of all of the Company’s liabilities by Allarity US Inc. in exchange for the common stock of Allarity US Inc., thereby creating the new holding company structure with Allarity US Inc. as the holder of all assets and liabilities, directly or indirectly, of Allarity Therapeutics A/S, and is conditioned upon the approval of the Company’s shareholders.

A registration statement on Form S-4 will be filed with the U.S. Securities and Exchange Commission (“SEC”) covering the shares of common stock to be issued in the Recapitalization, and an application for listing the shares on the U.S. Nasdaq Stock Market will be made to become effective on the completion of the Recapitalization. It is anticipated that the Form S-4 will be filed with the SEC by or before June 5, 2021, with a target date for listing on the U.S. Nasdaq Stock Market by or before August 30, 2021, subject to necessary approvals.

An extraordinary general meeting of the Company’s shareholders will be convened once the registration statement to be filed with the SEC has been declared effective and at that time all shareholders will receive an information statement and prospectus that will describe the Recapitalization transaction and 3iFund investment in greater detail before voting on the transaction at the extraordinary meeting. At the extraordinary general meeting, the shareholders will also be asked to approve the special dividend, liquidation, or share exchange that distributes the shares of common stock issued by Allarity US Inc. to the Company’s shareholders pro rata and the subsequent liquidation of the Company.

Upon the completion of the Recapitalization transaction, the Company anticipates that the Company’s ordinary shares will no longer be listed for trading on the First North Growth Market (Stockholm, SE) and the shares of common stock distributed to the shareholders by special dividend, liquidation proceeds, or share exchange will be listed for trading on the U.S. Nasdaq Stock Market.

The Company believes that this migration, from the Company’s current listing on the First North Growth Market (Stockholm, SE) to the U.S. Nasdaq Stock Market, will enhance the Company’s ability to achieve higher market values more in line with its peer group companies that are already listed on the U.S. Nasdaq Stock Market, and will facilitate future financings to advance with the clinical development of its priority oncology pipeline programs over the next 24 months. The Company has previously informed that it has been exploring pathways to list on the U.S. Nasdaq Stock Market. The Company anticipates that the committed funds will help support advancement of Allarity’s priority oncology pipeline, together with DRP® companion diagnostics, to the next major milestones for each program within 18 months of the U.S. Nasdaq Stock Market listing.

The Company expects to file and publish a supplement to the Prospectus published 19 May 2021, concerning the ongoing rights issue, as soon as practically possible.

Allarity Therapeutics A/S   |    Venlighedsvej 1   |   2970 Hoersholm   |  Denmark CVR: 28106351  |   www.allarity.com

The Company is advancing a promising, mid-to-late stage pipeline of six cancer therapeutics programs, each together with its drug-specific DRP® companion diagnostic, to select and treat patients most likely to respond to the given drug in a true personalized cancer medicine approach. Allarity’s priority pipeline includes three former assets from large pharmaceutical companies, including:

•	Dovitinib, a pan-TKI inhibitor acquired from Novartis AG, which is being prepared for a U.S. new drug approval (NDA) application, in 2021, for the treatment of renal cell carcinoma (RCC);

•	Stenoparib, a PARP inhibitor acquired from Eisai Ltd., which is currently in Phase 2 clinical trials for the treatment of advanced ovarian cancer; and,

•	IXEMPRA® (ixabepilone), a microtubule inhibitor acquired (in the European Union (EU)) from R-PHARM U.S., and originally developed and brought to market by Bristol-Myers Squibb, which is currently marketed in the U.S. and is in Phase 2 EU clinical trials for the treatment of metastatic breast cancer.

Additionally, the company is clinically advancing three secondary, Phase 2 pipeline programs, primarily through external development partnerships.

Upon U.S. Nasdaq Stock Market listing, the Company’s new global headquarters will be on the East Coast of the U.S., where a majority of its executive team is currently based. The Company will maintain its existing facilities in Denmark as a research and development (R&D) center, including a clinical diagnostics laboratory that can run DRP® companion diagnostic analysis for EU-based clinical trials and/or for marketed drugs.

About the Drug Response Predictor – DRP® Companion Diagnostic

Allarity uses its drug specific DRP® to select those patients who, by the genetic signature of their cancer, are found to have a high likelihood of responding to the specific drug. By screening patients before treatment, the response rate can be significantly increased. The DRP® method builds on the comparison of sensitive vs. resistant human cancer cell lines, including genomic information from cell lines combined with clinical tumor biology and prior clinical trial outcomes. DRP® is based on messenger RNA from the patient’s biopsies. DRP® has proven its ability to provide a statistically significant prediction of the clinical outcome from drug treatment in cancer patients in nearly 40 clinical studies that were examined, including an ongoing, prospective Phase 2 trial. The DRP® platform can be used in all cancer types and is patented for more than 70 anti-cancer drugs.

About Allarity Therapeutics

Allarity Therapeutics (Nasdaq First North Growth Market Stockholm: ALLR.ST) develops drugs for personalized treatment of cancer guided by its proprietary drug response predictor technology, the DRP® platform. The company has a mature portfolio of six drug candidates, including compounds in the pre-registration stage. The product portfolio includes: Stenoparib (2X-121), a PARP inhibitor in Phase 2 for ovarian cancer; Dovitinib, a pan-TKI advancing towards a U.S. NDA filing for renal cell carcinoma; IXEMPRA® (Ixabepilone), a microtubulin inhibitor approved in the U.S. for the treatment of breast cancer; LiPlaCis®, a liposomal formulation of cisplatin in Phase 2 trials for breast and prostate cancer; 2X-111, a liposomal formulation of doxorubicin under manufacturing for Phase 2 in breast cancer; and Irofulven, a DNA damaging agent in Phase 2 for prostate cancer.

Allarity Therapeutics A/S   |    Venlighedsvej 1   |   2970 Hoersholm   |  Denmark CVR: 28106351  |   www.allarity.com

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About 3i Fund

3i Fund is dedicated to working with companies on an individual level to understand their vision and growth objectives. The firm provides investment capital to help support the progress of our innovative and high-potential partners.

Contact: azinberg@3ifund.com

Important Information About the Recapitalization Share Exchange and Where to Find It.

This press release relates to a proposed Recapitalization transaction between Allarity Therapeutics, Inc., a Delaware corporation and a wholly owned subsidiary of Allarity Therapeutics A/S. A full description of the terms and conditions of the Plan of Reorganization and Asset Purchase Agreement constituting the recapitalization will be provided in a registration statement on Form S-4 to be filed with the U.S. Securities and Exchange Commission (SEC) by Allarity Therapeutics, Inc., that will include a prospectus with respect to the securities to be issued in connection with the recapitalization, and information with respect to an extraordinary meeting of Allarity Therapeutics A/S shareholders to vote on the recapitalization and related transactions. Allarity Therapeutics, Inc. and Allarity Therapeutics A/S urges its investors, shareholders and other interested persons to read, when available, the information statement and prospectus as well as other documents filed with the SEC because these documents will contain important information about Allarity Therapeutics, Inc., Allarity Therapeutics A/S, and the recapitalization transaction. After the registration statement is declared effective, the definitive information statement and prospectus to be included in the registration statement will be distributed to shareholders of Allarity Therapeutics A/S, as of a record date to be established for voting on the proposed recapitalization and related transactions. Once available, shareholders will also be able to obtain a copy of the Form S-4 registration statement, including the information statement and prospectus, and other documents filed with the SEC without charge, by directing a request to: Allarity Therapeutics A/S at Venlighedsej 1, 2970 Horsholm, Denmark. The preliminary and definitive information statement and prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participation in the Solicitation

Allarity Therapeutics, Inc., Allarity Therapeutics A/S, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies or consents from Allarity Therapeutics A/S shareholders in connection with the proposed transaction. A list of the names of the directors and executive officers of Allarity Therapeutics, Inc. and Allarity Therapeutics A/S and information regarding their interests in the recapitalization transaction will be contained in the information statement and prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

Allarity Therapeutics A/S   |    Venlighedsvej 1   |   2970 Hoersholm   |  Denmark CVR: 28106351  |   www.allarity.com

Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Allarity Therapeutics, Inc. (“Allarity US”) and Allarity Therapeutics A/S (“Allarity A/S”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Allarity A/S’s securities, (ii) the failure to satisfy the conditions to the consummation of the transaction as contemplated in the Plan of Reorganization and Asset Acquisition Agreement (the “Recapitalization Agreement”), by the shareholders of Allarity A/S, the satisfaction of the conditions to the Recapitalization Agreement, including the listing of Allarity US common stock on the Nasdaq Stock Market and the receipt of certain governmental and regulatory approvals, (iii) the inability to complete the 3i Fund investment in connection with the transaction, (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the Recapitalization Agreement, (v) the effect of the announcement or pendency of the transaction on Allarity A/S business relationships, operating results and business generally, (vi) risks that the proposed transaction disrupts current plans and operations of Allarity A/S and potential difficulties in Allarity A/S employee retention as a result of the transaction, (vii) the outcome of any legal proceedings that may be instituted against Allarity A/S or against Allarity US related to the Recapitalization Agreement or the transaction, (viii) the ability to obtain the listing of Allarity US’s securities on a national securities exchange, (ix) the price of Allarity US’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which Allarity US plans to operate or Allarity A/S operates, variations in operating performance across competitors, changes in laws and regulations affecting Allarity US’s or Allarity A/S’s business and changes in the combined capital structure, (x) the ability to implement business plans, forecasts, and other expectations after the completion of the transaction, and identify and realize additional opportunities, and (xi) the risk of downturns and a changing regulatory landscape in Allarity US’s highly competitive industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Allarity US’s registration statement on Form S-4 discussed above and other documents filed by Allarity US from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and except as required by law Allarity US and Allarity A/S assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Allarity US nor Allarity A/S gives any assurance that either Allarity US or Allarity A/S or the recapitalized company will achieve its expectations.

Any financial projections in this communication are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Allarity US’s and Allarity A/S’s control. While all projections are necessarily speculative, Allarity US and Allarity A/S believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of projections in this communication should not be regarded as an indication that Allarity US and Allarity A/S, or their representatives, considered or consider the projections to be a reliable prediction of future events.

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Allarity Therapeutics A/S   |    Venlighedsvej 1   |   2970 Hoersholm   |  Denmark CVR: 28106351  |   www.allarity.com

U.S. Media Contact

Mike Beyer
Sam Brown, Inc.
+1 312-961-2502
mikebeyer@sambrown.com

EU Media Contact

Thomas Pedersen

Carrotize PR & Communications

+45 6062 9390

tsp@carrotize.com

Placement Agent

LifeSci Capital LLC acted as the exclusive placement agent on behalf of Allarity Therapeutics A/S.

Certified Adviser:

Svensk Kapitalmarknadsgranskning AB, Email: ca@skmg.se. Tel: +46 11 32 30 732

This information is information that Allarity A/S is obliged to make public pursuant to the EU Market Abuse Regulation. The information was submitted for publication on 21 May 2021.

Allarity Therapeutics A/S   |    Venlighedsvej 1   |   2970 Hoersholm   |  Denmark | CVR: 28106351  |   www.allarity.com